Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507
Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

January 28, 2020

The Secretary

BSE Limited

National Stock Exchange of lndia Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Unaudited Financial Results for the quarter and nine months ended December 31, 2019 - Advertisement

Further to our intimation dated January 27, 2020, please find enclosed herewith copies of the newspaper advertisements published on January 28, 2020, regarding unaudited financial results of the Company for the quarter and nine months ended December 31, 2019.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl.: A/a

Classification | PUBLIC

Andhra Prabha January 28, 2020

Classification | PUBLIC

Business Standard: January 28, 2020

Classification | PUBLIC